

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Via E-mail
Mr. Terry Fields
Chief Executive Officer
Daulton Capital Corp.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, Nevada 89169

> **Re:** **Daulton Capital Corp.**
> **Form 10-K/A1 for the Fiscal Year Ended April 30, 2010**
> **Filed May 18, 2011**
> **Form 10-Q/A1 for the Fiscal Quarter Ended October 31, 2010**
> **Filed May 18, 2011**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2011**
> **Filed March 17, 2011**
> **Response Letter Dated May 17, 2011**
> **File No. 333-152002**

Dear Mr. Fields:

We have reviewed your filings and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A1 for the Fiscal Year Ended April 30, 2010

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

1.   We read your response to prior comment 12, and note the updated report from your accountant now includes the three-month periods ended April 30, 2010 and 2009 in the first, or "scope," paragraph of the report. However, these periods were not correspondingly included in the fourth, or "opinion," paragraph of the updated report.

Accordingly, please amend your filing to include a revised, updated audit report from your accountant that addresses all periods audited in the "opinion" paragraph, which are correspondingly addressed in the "scope" paragraph.

Statement of Stockholders' Equity (Deficit), page F-5

2.　　We note, in response to prior comment 14, you reclassified Subscriptions Received of $89,000 to equity, and separately disclosed this item on the face of the Balance Sheet as a separate component of Stockholders' Equity. However, we note you combined this item with Additional Paid-in Capital, in the Statement of Stockholders' Equity (Deficit). Please revise this statement to present the Subscriptions Received separately from Additional Paid-in Capital, so all subtotals included in this statement agree with the corresponding amounts you present in your Balance Sheet.

Statement of Cash Flows, page F-6

3.　　We further note, in response to prior comment 14, you also reclassified Subscriptions Received from cash flows from operating activities to cash flows from investing activities. However, the nature of this item appears more appropriately classified within the cash flows from financing activities, in accordance with ASC Topic 230-10-45-14(a). This should similarly be corrected in your Form 10-Q/A1, filed May 18, 2011.

Form 10-Q/A1 for Fiscal Quarter Ended October 31, 2010

Cover Page

4.　　We note, in response to prior comment 1, you included your correct Commission File Number, "333-152002," on the cover of your amended Form 10-K/A1, filed on May 18, 2011. However, on your amended Form 10-Q/A1, also filed on May 18, 2011, you omitted this information, and indicated "None." Please ensure your correct Commission File Number is properly included on all future filings you submit.

Financial Information, page 1

Statement of Stockholders' Equity (Deficit), page 4

5.　　We note, in response to prior comment 14, you reclassified Subscriptions Received of $155,000 to equity, and separately disclosed this item on the face of the Balance Sheet as a separate component of Stockholders' Equity. However, we note you combined this item with Accumulated Deficit during Development Stage, in the Statement of Stockholders' Equity (Deficit). Please revise this statement to present the Subscriptions Received separately from Accumulated Deficit during Development Stage, so all subtotals included in this statement agree with the corresponding amounts you present in your Balance Sheet.

<u>Form 10-Q for Fiscal Quarter Ended January 31, 2011</u>

6.   Please make corresponding conforming changes, where applicable throughout your
        document, in response to comments included in this letter, as well as those included in
        our prior comment letter, dated March 9, 2011. We would expect the disclosure in all
        future filings to consistently comply with all comments and related responses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202)
551-3717, if you have questions regarding comments on the financial statements and related
matters. Please contact Douglas Brown, at (202) 551-3265, Alexandra Ledbetter, at (202) 551-
3317, or me, at (202) 551-3745, with any other questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director